January 15, 2026

Marcus A. Lemonis
Chief Executive Officer
BED BATH & BEYOND, INC.
433 W. Ascension Way, 3rd Floor
Murray, Utah 84123

       Re: BED BATH & BEYOND, INC.
           Registration Statement on Form S-4
           Filed January 8, 2026
           File No. 333-292622
Dear Marcus A. Lemonis:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Benjamin Cohen